Exhibit 8.1

The following table sets forth a list of our subsidiaries.

Name of Subsidiary	Jurisdiction of Incorporation
Adira Energy Holdings Corp	Canada
Adira Energy Israel Ltd	Israel
Adira Energy Israel Services Ltd.	Israel
Adira Oil Technologies Ltd.	Israel
Adira Geo Global Ltd	Israel